FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

November 2, 2005

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Items

  Press release dated October 28, 2005 announcing 3rd Quarter 2005 financial results.

Exhibit 99.1 Physical Statistics for 3Q 2005

Exhibit 99.2 Statements of Income for 3Q 2005

Exhibit 99.3 Statements of Income excluding the mobile subsidiary for 3Q 2005

Exhibit 99.4 Balance Sheets for 3Q 2005

Exhibit 99.5 Cash Flows for 3Q 2005

Item 1.

Quarterly Earnings Release

FOR IMMEDIATE RELEASE

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.

ANNOUNCES RESULTS FOR THE THIRD QUARTER 2005 (3Q05)

Highlights:

  EBITDA in 3Q05 reached Ch$63,521 million (US$120.0 million) compared to Ch$80.457 million (US$152.0 million) in 3Q04. EBITDA Margin reached 44.4% in 3Q05 compared to 53.2% in 3Q04. Excluding the net extraordinary charge of US$16.9 million in 3Q05, EBITDA margin for the quarter reached 50.0%.

  The Company recorded a net income of Ch$363 million (US$0.7 million) in 3Q05 compared to a net income of Ch$323,878 million (US$612.0 million) in 3Q04, which included an extraordinary income after taxes of Ch$316,250 million (US$597.6 million) for the sale of Telefónica Móvil de Chile in July 2004. Excluding the extraordinary effects in 3Q04 and 3Q05, net income would have increased 22.2%, from Ch$7,629 million (US$14.4 million) in 3Q04 to Ch$9,323 million (US$17.6 million) in 3Q05.

  Financial debt decreased 38% from US$1,543 million in 3Q04 to US$948 million in 3Q05.

Santiago, Chile - October 28, 2005, Compania de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica CTC Chile" or the "Company") today announced its consolidated quarterly financial results, submitted to an interim financial review of independent auditors, stated in Chilean GAAP (in constant Chilean pesos as of September 30, 2005) for the third quarter of 2005. U.S. dollar equivalent information is based on the Observed Exchange Rate (as defined by the Chilean Central Bank) for September 30, 2005, which was Ch$529.20 = US$1.00. This information will be made publicly available through the Chilean Superintendencia de Valores y Seguros ("SVS") and the Securities and Exchange Commission of the United States of America (www.sec.gov), as well as at the Company's website, www.telefonicactcchile.cl.

NOTE: As a consequence of the sale by Telefónica CTC Chile of Telefónica Móvil de Chile S.A. to Telefónica Móviles (TEM), this business was deconsolidated as of July 1, 2004. In this regard and for comparison purposes, certain pro-forma information is referenced, excluding the mobile business.

CONSOLIDATED RESULTS FOR 3Q05

(Comparisons refer to 3Q04)

REVENUES

Telefónica CTC Chile's revenues decreased by 5.5% in 3Q05 as compared to 3Q04, amounting to Ch$142,986 million (US$270.2 million). This variation is mainly explained by lower revenues from the long distance business due to the previously announced extraordinary non-cash charge in the amount of Ch$2,091 million (US$4.0 million), lower revenues in Corporate Communications and a 1.9% reduction in Fixed Telecommunication revenues.

OPERATING COSTS AND EXPENSES (excluding depreciation) increased 12.2% in 3Q05, to Ch$79,465 million (US$150.2 million). This figure includes an extraordinary non-cash charge of Ch$6,869 million (US$13.0 million), related to the international long distance business, which was previously announced. Excluding this effect, operating costs and expenses increased 2.5%, mainly explained by: (i) an increase of 2.4% in salaries due to a change in the calculation of the severance provision. The average headcount remained stable increasing slightly by 0.3% in 3Q05 as compared with 3Q04, (ii) higher costs associated with installations and repairs due to severe weather conditions, and (iii) higher interconnection costs. These were partly offset by a 29.0% decrease in uncollectables due to the implementation of policies to reduce delinquency which is reflected in the increase of prepaid lines.

EBITDA

As a result, EBITDA in 3Q05 fell 21.0% to Ch$63,521 million (US$120.0 million), compared to Ch$80.457 million (US$152.0 million) recorded in 3Q04.

EBITDA margin in 3Q05 was 44.4%, compared to the 53.2% recorded in 3Q04. Excluding the net extraordinary charge in LD of US$16.9 million in 3Q05, EBITDA margin for the quarter reached 50.0%.

DEPRECIATION

Total depreciation in 3Q05 increased slightly by 0.7% to Ch$47,876 million (US$90.5 million), as compared to 3Q04.

OPERATING INCOME decreased 52.4% to Ch$15,645 million (US$29.6 million) in 3Q05 when compared to Ch$32,891 million (US$62.2 million) in 3Q04. It is important to note that 3Q04 revenues includes a positive effect of Ch$596 million (US$1.1 million) due to the modifications of Tariff Decree No 169 in September 2004, which was applied retroactively from May 2004 in 3Q04. Additionally, 3Q05 includes the net extraordinary charge of US$16.9 million, previously announced (press release dated September 22, 2005).

As a consequence, operating margin reached 10.9% in 3Q05 vs. 21.7% in 3Q04. However, excluding the extraordinary effects in both periods the operating margin for 3Q05 and 3Q04 would have been 17.0% and 21.4%, respectively.

NON-OPERATING RESULT shifted from a non operating gain of Ch$337,041 million (US$636.9 million) in 3Q04 to a non-operating loss of Ch$6,453 million (US$12.2 million) in 3Q05. The 3Q04 non operating gain is mainly explained by the extraordinary profit from the sale of Telefónica Móvil in July 2004, while the non-operating loss in 3Q05 is basically due to: (i) interest expenses of Ch$6,459 million (US$12.2 million), which decreased by 49.4% attributable to the 38.6% reduction in the average interest bearing debt in pesos (US$ 948 million) and to (ii) other non operating expenses of Ch$2,345 million (US$4.4 million). These were partly offset by (i) financial income that decreased 73.6% as compared with 3Q04, due to higher short term investments made in 3Q04 using temporary cash received from the sale of Telefónica Móvil in July 2004, and (ii) a gain for monetary correction (price level restatement) in the amount Ch$507 million (US$1.0 million), resulting from a positive effect of Ch$2,145 (US$4.1 million) due to the impact of a positive CPI of 1.3% during 3Q05, which was partly offset by a negative impact of Ch$1,637 million (US$3.1 million) in exchange differences due to the 8% decrease in the exchange rate during the 3Q05. The positive figure for monetary correction in 3Q04 was mainly explained by a gain for exchange differences associated to the sale of Telefónica Móvil.

INCOME TAXES: In 3Q05, Telefónica CTC Chile recorded a total income tax charge in the amount of Ch$8,880 million (US$16.8 million), on account of the increase in taxable results for the period, which did not include the extraordinary LD charge of US$16.9 million. The above is compared to the Ch$45,792 million (US$86.5 million) tax charge in 3Q04 which includes taxes in the amount of Ch$36,478 million (US$68.9 million) related to the sale of Telefónica Móvil in July 2004.

Total income tax in 3Q05 consists of Ch$3,738 million (US$7.1 million) in current income taxes and a Ch$5,142 million (US$9.7 million) net charge for deferred taxes for the period as well as amortization of deferred taxes for previous periods.

NET RESULT The Company recorded net income of Ch$363 million (US$0.7 million) in 3Q05 vs. net income of Ch$323,878 million (US$612.0 million) in 3Q04, which includes the net gain for the sale of Telefónica Móvil in July 2004. Excluding extraordinary effects in 3Q04 and 3Q05, net income increased 22.2% from Ch$7,629 million (US$14.4 million) to Ch$9,323 million (US$17.6 million) in 3Q05.

Net income per ADR in 3Q05 amounted to US$0.003, compared to a net income per ADR of US$2.223 recorded in 3Q04. Furthermore, net income per share in 3Q05 equaled Ch$0.379 as compared to Ch$338.375 in 3Q04.

Capital expenditures for Telefónica CTC Chile and its consolidated subsidiaries amounted to US$34 million in 3Q05 compared to US$25 million in 3Q04. Capital expenditure were mainly focused on the development of broadband as well as information systems and client service systems.

REVENUES BY BUSINESS UNIT

FIXED TELECOMMUNICATIONS Increased revenues from broadband business and commercial plans compensate negative trends of traditional voice services

Fixed Telecommunications is divided into Basic Telephony, Broadband, Access Charges and Interconnections and Other Fixed Telecommunications Businesses (including equipment marketing, directory advertising and public telephones, among others). Fixed telecommunications revenues, which represented 77% of total operating revenues in 3Q05, decreased 1.9% to Ch$110,693 million (US$209.2 million) in the period as compared to 3Q04.

As a reference beginning in April, 2005, the Company initiated the corresponding charge or credit to clients of the new tariffs from TD 169, published in the Official Gazette in February, 2005. In 3Q04 the Company made the corresponding provisions; additionally, it registered for the quarter a positive adjustment in the provision for May and June due to the tariff decree modification announced in September 2004 by Subtel.

Basic Telephony revenues, which include the fixed monthly charge, variable charge, connections and other installations, plans of minutes (allowed by tariff flexibility), value-added services and other basic telephony revenues (services through operator and rural telephony, among others), decreased 6.8% to Ch$72.688 million (US$137,4 million) in 3Q05 as compared to 3Q04. This decrease is mainly attributable to a 22.4% decrease in the fixed monthly charge and a 20.6% decrease in the variable charge, both mainly due to: (i) a lower number of lines subject to fixed monthly and variable charge and (ii) a 13.2% decrease in total local traffic for 3Q05 compared to 3Q04. These decreases were mostly compensated by revenues resulting from commercialization of plans of minutes allowed under the tariff flexibility, which generated revenues for Ch$11,744 million (US$22.2 million). These plans of minutes led line growth, and thus average lines in service increased 3% as compared with 3Q04.

Broadband revenues grew 69.0% to Ch$11,601 million (US$21.9 million) in 3Q05, due to the 48.7% growth in ADSL connections in the quarter. This growth in ADSL connections was driven by the successful marketing of joint offers of plans of minutes plus broadband and commercial alliances with satellite TV operators and others. In October, the Company launched additional services for broadband such as on-line antivirus, fire-wall and parental control, among others. Broadband revenues as of 3Q05 include sales to wholesalers in the amount of Ch$1,526 million (US$2.9 million) which had previously been presented as revenues under corporate communications.

Access charges and interconnections revenues include revenues from access charges generated by LD carriers, as well as those paid by other telecommunications operators that use Telefónica CTC Chile's network. They also include other interconnection services apart from access charges, such as interconnection of networks and information services to carriers and, as of 3Q05, they also include network services to wholesalers, among others. These revenues increased by 7.0% in 3Q05 to Ch$10,490 million (US$19.8 million) as compared to 3Q04. This increase was mainly due to the reclassification of network service revenues to wholesaler clients in the amount of Ch$702 million (US$1.3 million), which were previously presented as revenues under corporate communications, this was partly compensated by (i) a decrease of 27.9% and 46.1% in revenues of access charges from LDN and LDI due to a 27.1% drop in traffic and (ii) the positive effect of the adjustment for the months of May and June associated with the change in the provision of revenues for the new Tariff Decree No. 169 in access charges, as explained before.

Revenues from Other fixed telecommunications businesses, includes revenues generated as a result of the Company's contract with Publiguías, those generated by the subsidiaries Telemergencia (home security services) and Telefónica Internet Empresas (TIE) related to internet access, public telephone revenues, interior installations and in equipment marketing revenues. These revenues decreased by 12.4% in 3Q05 to Ch$15,914 million (US$30.1 million) as compared to 3Q04. This is mainly due to a decrease in directory advertising and equipment marketing revenues, which were partly compensated by a 12.5% increase in revenues from Telemergencia.

LONG DISTANCE Increased market share in DLD and ILD to 46.7% and 32.9%, respectively

Long distance revenues include revenues from domestic and international long distance traffic carried by Telefónica Mundo and Globus 120, as well as revenues from the rental of the long distance network to other telecom operators. Total long distance revenues, which accounted for 9% of consolidated operating revenues in 3Q05, decreased 20.6% as compared to 3Q04, amounting to Ch$12,775 million (US$24.1 million). The decreased in revenues is explained by (i) a 44% decrease in ILD revenues, due to the previously announced extraordinary non-cash charge of Ch$2,091 million (US$4.0 million) in 3Q05 (excluding this effect ILD revenues decreased 8.2%), (ii) a 7.5% and 6.7% decrease in revenues from DLD and for rental of the long distance network, respectively. The traffic in 3Q05 decreased 9.2% in DLD and increased 0.9% in ILD while the average tariff for DLD increased 4.9% and it decreased 12.4% for ILD. The drop in DLD traffic was less than that experienced by the overall market which fell 13.2%. In the case of LDI, the market traffic fell 5.1%. During the quarter, the Company launched an advertising campaign to re-position the brand of the Long distance carrier, 188 Telefónica.

CORPORATE CUSTOMER COMMUNICATIONS Revenues from corporate customer communications represented 13% of consolidated revenues

Corporate customer communications include revenues from (i) telecommunications equipment, which mainly refers to the sale of voice equipment; (ii) complementary telephone services, such as digital communications; (iii) data services, including ATM, Frame Relay, housing and hosting services and services related to the IP network, and (iv) dedicated links and others, including videoconference, Datared, E1 Links and VSAT, e-solutions, and consulting services to corporate customers.

Revenues from corporate customer communications, which represented 13% of consolidated revenues, decreased 8.7% to Ch$18,878 million (US$35.7 million) in 3Q05 as compared to 3Q04. The decrease in these revenues was mainly due to: (i) reclassification of revenues from network services to wholesaler clients in the amount of Ch$702 million (US$1.3 million) and to Megavía (broadband for wholesalers), which were reclassified as fixed telecommunications in the amount of Ch$1,526 million (US$2.9 million), and (ii) a 16.7% decrease in equipment marketing, resulting from lower sales of equipments and PABX due to the change in the marketing policy from sales to rental of equipments. The above was partly offset by a 13.3% increase in revenues from complementary services due to the increased in high consumption plans of minutes for corporate clients (GCU). In 3Q05, ATM links and Datared decreased by 34.6% and 41.9%, while data links through the IP network (dedicated IP) grew by 11%.

OTHER BUSINESSES These revenues include those from other Company subsidiaries, such as Telepeajes, Tecnonaútica and t-gestiona, among others. These revenues, which represented 0.4% of total operating revenues in 3Q05, decreased 61.6% to Ch$640 million (US$1.2 million) in 3Q05 due to lower comparable revenues from the subsidiary Telepeajes, since in 2004 it had higher revenues from the sale and distribution of devices for automatic-toll for highways in the city of Santiago.

BUSINESS UNIT PERFORMANCE FOR 3Q05

	EBITDA (Ch$ mn)	EBITDA Margin	Contribution to Net Result (Ch$mn)
Consolidated	63,521	44.4%	363
Individual by Business Unit:
Fixed Telecommunications	59,609	47.5%	5,507
Long Distance*	(2,253)	-12.6%	(7,288)
Corp. Communications	5,251	25.3%	1,138

* In 3Q05 the long distance business was affected by the non-cash extraordinary charge of US$16.9 million.

COMPANY NEWS

MR. JOSE MOLES TAKES OFFICE AS CHIEF EXECUTIVE OFFICER

As of September, José Moles Valenzuela took office as Chief Executive Officer of Telefónica CTC Chile, after having served as General Manager of Telefónica Móviles de México. Mr. Moles also served as General Manager of Telefónica Móviles de Chile between the years 2000 and 2003.

NOVEMBER 2005 DIVIDEND PAYMENT ANNOUNCEMENT

In line with the Company's Dividend Policy, the Board agreed to distribute an interim dividend of Ch$11.0 per share to be charged against the net income of 2005, totaling Ch$10,529 million (approximately US$19,9 million). The dividend will be paid out in Chile on November 30, 2005, to all shareholders of record on November 24, 2005.

3Q05 FINANCE ACTIVITIES

Issuance of commercial paper: On October 25, 2005, the Company issued series G and H Commercial Papers for a total amount of Ch$33,960 million (approximately US$64.2 million) with a nominal monthly rate of 0.51% and maturities of April 20 and 26, 2006, respectively.

During 3Q05 the Company reduced debt by a total of US$42 million. Additionally, in October of 2005, the Company renegotiated a syndicated loan for US$150 million, extending the maturity to June, 2011 (bullet) and reducing the rate to LIBOR + 0.375% (vs. LIBOR + 1.125% previously).

BIDDING PROCESS FOR THE 3,400-3,600 MHz FREQUENCY

On September 15, Telefonica CTC Chile, along with several other companies, presented its proposal in the bidding process for licenses in the 3,400-3,600 MHz frequency. These licenses will enable the offer of wireless public telephony, and in the future, services based on Wi-Max technology (wireless internet access in extended geographic areas).

The participating companies have received comments from the Undersecretary of Telecommunications to the proposals presented and are awaiting assignment of 13 licenses: one with nationwide coverage and one for each region of the country (except the 10th Region).

THE COMPANY WAS RECOGNIZED FOR ITS CORPORATE GOVERNANCE PRACTICES BY IIRG

On September 13, 2005, Telefónica CTC Chile was recognized by Institutional Investor Research Group (IIRG) for having the best corporate governance practices among Latin American telecommunications companies. IIRG is part of the leading research and publishing organization covering the global investment and capital markets.

The ranking is based on the opinions of buy-side and sell-side individual representing both Latin American and international firms.

WE INVITE YOU TO VISIT TELEFONICA CTC CHILE'S INVESTOR RELATIONS WEBSITE AT: www.telefonicactcchile.cl (Investor Relations)

For more information contact:

Sofía Chellew - Verónica Gaete

María José Rodríguez - Florencia Acosta Kevin Kirkeby

TELEFONICA CTC CHILE THE GLOBAL CONSULTING GROUP

Tel.: 562-691-3867 646-284-9416

Fax: 562-691-2392

E-mail: E-mail:

schelle@ctc.cl, vgaete@ctc.cl kkirkeby@hfgcg.com

mjrodri@ctc.cl, macosta@ctc.cl

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company leads the corporate data transmission service as well as broadband in Chile and provides equipment marketing and value-added services, among others.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the quarter. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward-looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2005

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By: Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer